           SUPPLEMENT TO THE OFFER TO PURCHASE DATED AUGUST 12, 1998
                           OFFER TO PURCHASE FOR CASH
                     ALL OUTSTANDING SHARES OF COMMON STOCK
           (INCLUDING THE ASSOCIATED PREFERRED STOCK PURCHASE RIGHTS)
                                       OF
                         QUICKTURN DESIGN SYSTEMS, INC.
                                       AT
                             $12.125 NET PER SHARE
                                       BY
                                   MGZ CORP.
                          A WHOLLY OWNED SUBSIDIARY OF
                          MENTOR GRAPHICS CORPORATION

  THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY
      TIME, ON WEDNESDAY, SEPTEMBER 9, 1998 UNLESS THE OFFER IS EXTENDED.

    THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, (1) THERE BEING VALIDLY TENDERED AND NOT WITHDRAWN PRIOR TO THE EXPIRATION OF THE OFFER THAT NUMBER OF SHARES OF COMMON STOCK, PAR VALUE $.001 PER SHARE (THE "COMPANY COMMON STOCK"), OF QUICKTURN DESIGN SYSTEMS, INC. (THE "COMPANY"), INCLUDING THE ASSOCIATED PREFERRED STOCK PURCHASE RIGHTS ISSUED PURSUANT TO THE RIGHTS AGREEMENT, DATED JANUARY 10, 1996, BETWEEN THE COMPANY AND THE FIRST NATIONAL BANK OF BOSTON, AS RIGHTS AGENT (THE "RIGHTS" AND, TOGETHER WITH THE COMPANY COMMON STOCK, THE "SHARES"), WHICH, TOGETHER WITH THE SHARES OWNED BY MENTOR GRAPHICS CORPORATION ("PARENT") AND ITS SUBSIDIARIES, INCLUDING MGZ CORP. ("PURCHASER"), WOULD REPRESENT A MAJORITY OF THE OUTSTANDING SHARES ON A FULLY DILUTED BASIS ON THE DATE OF PURCHASE, (2) THE RIGHTS HAVING BEEN REDEEMED BY THE BOARD OF DIRECTORS OF THE COMPANY OR PURCHASER BEING SATISFIED, IN ITS REASONABLE DISCRETION, THAT THE RIGHTS HAVE BEEN INVALIDATED OR ARE OTHERWISE INAPPLICABLE TO THE OFFER AND THE PROPOSED MERGER DESCRIBED HEREIN (THE "PROPOSED MERGER"), (3) PURCHASER BEING SATISFIED, IN ITS REASONABLE DISCRETION, THAT, AFTER CONSUMMATION OF THE OFFER, THE PROVISIONS OF SECTION 203 OF THE DELAWARE GENERAL CORPORATION LAW WOULD NOT PROHIBIT FOR ANY PERIOD OF TIME, OR IMPOSE ANY VOTING REQUIREMENT IN EXCESS OF MAJORITY STOCKHOLDER APPROVAL WITH RESPECT TO, THE PROPOSED MERGER OR OTHER BUSINESS COMBINATION WITH PURCHASER OR ANY AFFILIATE OF PURCHASER AND (4) THE EXPIRATION OR TERMINATION OF ANY APPLICABLE WAITING PERIOD UNDER THE HART-SCOTT-RODINO ANTITRUST IMPROVEMENTS ACT OF 1976, AS AMENDED. THE OFFER IS ALSO SUBJECT TO OTHER TERMS AND CONDITIONS WHICH ARE CONTAINED IN THE OFFER TO PURCHASE. SEE "SECTION 9. CERTAIN CONDITIONS OF THE OFFER" OF THIS SUPPLEMENT (AS DEFINED BELOW).

           THE OFFER IS NOT CONDITIONED ON PURCHASER OBTAINING FINANCING.

                                   IMPORTANT

    Any stockholder desiring to tender all or any portion of such stockholder's Shares should either (1) complete and sign the Letter of Transmittal (or a facsimile thereof) in accordance with the instructions in the Letter of Transmittal and mail or deliver it, together with the certificate(s) evidencing tendered Shares and, if separate, the certificates representing the Rights, and any other required documents, to the Depositary or tender such Shares pursuant to the procedures for book-entry transfer set forth in "Section 3. Procedure for Tendering Shares" of the Offer to Purchase or (2) request such stockholder's broker, dealer, commercial bank, trust company or other nominee to effect the transaction for such stockholder. Any stockholder whose Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such broker, dealer, commercial bank, trust company or other nominee if such stockholder desires to tender such Shares. Unless and until Purchaser declares that the Rights Condition is satisfied, stockholders will be required to tender one Right for each share of Company Common Stock tendered in order to effect a valid tender of such share of Company Common Stock.

    A stockholder who desires to tender Shares and whose certificates evidencing such Shares are not immediately available, or who cannot comply with the procedure for book-entry transfer on a timely basis, may tender such Shares by following the procedure for guaranteed delivery set forth in "Section 3. Procedure for Tendering Shares" of the Offer to Purchase.

    Questions or requests for assistance may be directed to the Information Agent or to the Dealer Manager at their respective addresses and telephone numbers set forth on the back cover of this Supplement. Additional copies of this Supplement, the Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery may also be obtained from the Information Agent or from brokers, dealers, commercial banks or trust companies.

                      THE DEALER MANAGER FOR THE OFFER IS:

                              SALOMON SMITH BARNEY

August 27, 1998

To the Holders of Common Stock (including the Associated Preferred Stock Purchase Rights) of Quickturn Design Systems, Inc.:

                                  INTRODUCTION

    The following information amends and supplements the Offer to Purchase, dated August 12, 1998 (as amended and supplemented by the Schedule 14D-1 to which the Offer to Purchase is an exhibit, the "Offer to Purchase") of MGZ Corp., a Delaware corporation ("Purchaser") and a wholly owned subsidiary of Mentor Graphics Corporation, an Oregon corporation ("Parent").

    The purpose of the Offer and the Proposed Merger (as defined below) is to acquire control of, and ultimately the entire equity interest in, the Company. The Offer, as the first step in the acquisition of the Company, is intended to facilitate the acquisition of all outstanding Shares. Parent intends, as soon as practicable following consummation of the Offer, to propose and seek to have the Company consummate a merger or similar business combination with Purchaser or another direct or indirect subsidiary of Parent (the "Proposed Merger"). The purpose of the Proposed Merger is to acquire all Shares not tendered and purchased pursuant to the Offer or otherwise. At the Effective Time of the Proposed Merger, it is anticipated that each then outstanding Share (other than Shares owned by Parent and its subsidiaries, including Purchaser, Shares held in the treasury of the Company and Shares held by stockholders of the Company who shall have demanded and perfected, and who shall not have withdrawn or otherwise lost, dissenters' rights under the Delaware General Corporation Law) would be converted into the right to receive an amount in cash equal to the Offer Price.

    The Offer is subject to the fulfillment of certain conditions, including (i) the Minimum Condition, (ii) the Rights Condition, (iii) the Section 203 Condition and (iv) the HSR Condition. The Offer is also subject to the conditions set forth in "Section 9. Certain Conditions of the Offer" of this Supplement.

    Except as otherwise set forth in this Supplement to the Offer to Purchase (the "Supplement"), the terms and conditions set forth in the Offer to Purchase remain applicable in all respects to the Offer, and this Supplement should be read in conjunction with the Offer to Purchase. Unless the context requires otherwise, terms not defined herein have the meanings ascribed to them in the Offer to Purchase.

    THIS SUPPLEMENT DOES NOT CONSTITUTE A SOLICITATION OF A PROXY, CONSENT, AUTHORIZATION OR AGENT DESIGNATION FOR OR WITH RESPECT TO ANY SPECIAL MEETING OF THE COMPANY'S STOCKHOLDERS. THE SOLICITATION OF AGENT DESIGNATIONS TO CALL THE SPECIAL MEETING AND OF PROXIES TO REMOVE THE COMPANY BOARD, REDUCE THE AUTHORIZED NUMBER OF DIRECTORS, ELECT THE NOMINEES AND TAKE OTHER ACTION AT THE SPECIAL MEETING WILL BE MADE ONLY PURSUANT TO SEPARATE SOLICITATION MATERIALS COMPLYING WITH ALL APPLICABLE REQUIREMENTS OF SECTION 14(A) OF THE EXCHANGE ACT.

    THE OFFER TO PURCHASE AND THIS SUPPLEMENT, AND THE AMENDMENTS THERETO, CONTAIN IMPORTANT INFORMATION WHICH SHOULD BE READ BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.

1. INTRODUCTION

    The fourth and fifth full paragraphs of page 2 of the Offer to Purchase are amended and restated in their entirety as follows:

    THE MINIMUM CONDITION. Consummation of the Offer is conditioned upon there being validly tendered and not withdrawn prior to expiration of the Offer that number of Shares which, together with the Shares owned by Parent and its subsidiaries, including Purchaser, would represent a majority of the outstanding Shares on a fully diluted basis on the date of purchase (the "Minimum Number of Shares") (the "Minimum Condition"). Purchaser reserves the right (subject to the applicable rules and regulations of the Commission), which it currently has no intention of exercising, to waive or reduce the Minimum Condition and to elect to purchase, pursuant to the Offer, fewer than the Minimum Number of Shares. See "Section 1. Terms of the Offer" and "Section 14. Certain Conditions of the Offer."

    According to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 1998 (the "Company Form 10-Q"), as of July 31, 1998, there were 17,922,518 shares of Company Common Stock issued and outstanding. In addition, according to the Company Form 10-Q, as of June 30, 1998, there were 4,899,274 Shares issuable upon exercise of outstanding stock options and warrants (the "Option Shares"). Based on the foregoing and assuming that (i) no shares of Company Common Stock have been issued or acquired by the Company after July 31, 1998 (other than as described in clause (iii) below, (ii) no options have been granted or have expired since June 30, 1998 and (iii) all Options Shares have been issued at or prior to the consummation of the Offer, there would be 22,821,792 Shares outstanding immediately following the consummation of the Offer and the Minimum Number of Shares would be 11,410,897 Shares. Parent currently owns 591,400 Shares and Purchaser currently owns 100 Shares which Parent recently acquired in open market transactions. See "Schedule II. Schedule of Transactions in Shares." Therefore, 10,819,397 Shares need to be tendered and not withdrawn prior to the expiration of the Offer to satisfy the Minimum Condition.

    The first full paragraph of page 3 of the Offer to Purchase is amended and restated in its entirety as follows:

    THE RIGHTS CONDITION. Consummation of the Offer is conditioned upon Purchaser being satisfied, in its reasonable discretion, that the Rights have been redeemed or invalidated or are otherwise inapplicable to the Offer and the Proposed Merger (the "Rights Condition").

    The first full paragraph of page 4 of the Offer to Purchase is amended and restated in its entirety as follows:

    THE SECTION 203 CONDITION. Consummation of the Offer is conditioned upon Purchaser being satisfied, in its reasonable discretion, that, after consummation of the Offer, the provisions of Section 203 of the DGCL ("Section 203") would not prohibit for any period of time, or impose any voting requirement in excess of majority stockholder approval with respect to, the Proposed Merger or any other business combination with Purchaser or any affiliate of Purchaser (the "Section 203 Condition").

2. TERMS OF THE OFFER

    The third and fourth full paragraphs of page 5 of the Offer to Purchase are amended and restated in their entirety as follows:

    Purchaser expressly reserves the right at any time, and from time to time, to extend for any reason the period of time during which the Offer is open, including the occurrence of any of the conditions specified in "Section 14. Certain Conditions of the Offer," by giving oral or written notice of such extension to the Depositary. During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer, subject to the rights of tendering stockholders to withdraw their Shares. See "Section 4. Withdrawal Rights."

    Subject to the applicable rules and regulations of the Commission, Purchaser also expressly reserves the right, at any time and from time to time, (i) to delay acceptance for payment of, or, regardless of whether such Shares were theretofore accepted for payment, payment for any Shares pending receipt of any regulatory approval specified in "Section 15. Certain Regulatory and Legal Matters," (ii) to terminate the Offer and not accept for payment any Shares upon the occurrence of any of the conditions specified in "Section 14. Certain Conditions of the Offer" and (iii) to waive any condition or otherwise amend the Offer in any respect, by giving oral or written notice of such delay, termination, waiver or amendment to the Depositary and by making a public announcement thereof. Purchaser acknowledges that (i) Rule 14e-l(c) under the Exchange Act requires Purchaser to pay the consideration offered or to return the Shares tendered promptly after the termination or withdrawal of the Offer and (ii) Purchaser may not delay acceptance for payment of, or payment for (except as provided in clause (i) of the first sentence of this paragraph), any Shares upon the occurrence of any of the conditions specified in "Section 14. Certain Conditions of the Offer" without extending the period of time during which the Offer is open.

3. PRICE RANGE OF SHARES

    The discussion set forth in Section 6 of the Offer to Purchase is amended and supplemented as follows:

    The high and low last sales prices per Share as reported by the Nasdaq National Market for the third quarter of 1998 (through August 26, 1998) were $11.38 and $7.38, respectively. HOLDERS OF SHARES ARE URGED TO OBTAIN CURRENT MARKET QUOTATIONS FOR THE SHARES.

4. CERTAIN INFORMATION CONCERNING THE COMPANY SINCE AUGUST 12, 1998

    The discussion set forth in Section 7 of the Offer to Purchase is amended and supplemented as follows:

    FINANCIAL INFORMATION. Set forth below is selected consolidated financial data with respect to the Company excerpted or derived in part from the audited financial statements contained in the Company Form 10-K and from the unaudited financial statements contained in the Company's Quarterly Reports on Form 10-Q for the quarters ended June 30, 1998 and June 30, 1997, in each case filed by the Company with the Commission. More comprehensive financial information is included in such reports and other documents filed by the Company with the Commission. For the periods covered by such reports, the following summary is qualified in its entirety by reference to such reports and such other documents and all the financial information (including any related notes) contained therein. Such reports and other documents should be available for inspection and copies thereof should be obtainable in the manner set forth below.

                         QUICKTURN DESIGN SYSTEMS, INC.
                      SELECTED CONSOLIDATED FINANCIAL DATA
             (IN THOUSANDS, EXCEPT PER SHARE DATA AND PERCENTAGES)

                                                          SIX MONTHS ENDED
                                                              JUNE 30,             YEAR ENDED DECEMBER 31,(1)
                                                       ----------------------  ----------------------------------
                                                          1998      1997(2)     1997(3)     1996(4)     1995(4)
                                                       ----------  ----------  ----------  ----------  ----------
STATEMENT OF OPERATIONS DATA
Total revenues.......................................  $   47,512  $   47,840  $  110,404  $  109,578  $   82,442
Research and development.............................  $   12,464  $   11,671  $   23,499  $   19,706  $   15,436
Operating income (loss)..............................  $  (12,372) $   (2,935) $  (13,466) $   17,973  $   11,085
Net income (loss)....................................  $   (6,422) $   (1,398) $   (5,346) $   14,131  $   12,478
Gross margin percent.................................          54%         68%         70%         70%         70%

PER SHARE DATA
Net income (loss) per share--basic...................  $    (0.36) $    (0.08) $    (0.31) $     0.87  $     0.81
Net income (loss) per share--diluted.................  $    (0.36) $    (0.08) $    (0.31) $     0.79  $     0.74
Cash dividends per common share outstanding..........          --          --          --          --          --
Weighted average number of shares
  outstanding--basic.................................      17,754      16,701      17,110      16,323      15,497
Weighted average number of shares
  outstanding--diluted...............................      17,754      16,701      17,110      17,912      16,806

BALANCE SHEET DATA (AS OF THE DATES INDICATED)
Cash and investments, short-term.....................  $   37,029  $   23,320  $   32,808  $   36,404  $   31,397
Cash and investments, long-term......................  $   21,568  $   23,759  $   20,326  $   18,198  $    9,110
Working capital......................................  $   40,909  $   40,527  $   51,143  $   49,243  $   44,381
Property, plant and equipment, net...................  $   14,034  $    8,775  $   11,118  $   11,243  $   13,003
Total assets.........................................  $  116,046  $  119,274  $  129,192  $  111,977  $   94,240
Short-term borrowings................................  $      715  $    2,440  $    1,095  $    3,502  $    3,401
Long-term debt and other deferrals...................  $       --  $       --  $       --  $       --  $    3,701
Stockholders' equity.................................  $   85,884  $   93,755  $   91,898  $   84,045  $   66,337

------------------------

(1) Effective in 1997, the Company changed its fiscal year to December 31 from a 52-week or 53-week year, ending on the last Sunday in December.

(2) The six months of 1997 included merger related charges of $1,200.

(3) The 1997 results include one-time acquisition and merger related charges of $19.2 million.

(4) The 1995 and 1996 results of operations and certain balance sheet data have been restated to reflect the February 1997 merger of the Company with SpeedSim-TM-, Inc. which was accounted for as a pooling of interests.

5. CERTAIN INFORMATION CONCERNING PARENT AND PURCHASER

    The following paragraph is added and inserted after the first paragraph under the heading "Other Information" on page 17 of the Offer to Purchase:

    Parent is the holder of an unsecured subordinated promissory note of the Company dated September 29, 1993 (the "Promissory Note"), issued in connection with the termination of a Remarketing Agreement between Parent and PiE Design Systems, Inc., which merged with the Company in June 1993. Pursuant to the terms of the Promissory Note, the Company agreed to pay Parent the principal sum of $3,000,000, together with interest on the outstanding principal sum at a rate of four percent (4%) per annum, in five equal installments commencing on September 30, 1994. The final installment of $600,000 under the Promissory Note is due and payable on September 30, 1998.

6. SOURCE AND AMOUNT OF FUNDS

    The first full paragraph under the section entitled "Section 9. Source and Amount of Funds" beginning on page 17 of the Offer to Purchase is amended and restated in its entirety as follows:

    The total amount of funds required by Purchaser to purchase all of the outstanding Shares as of July 31, 1998 pursuant to the Offer and to pay fees and expenses related to the Offer and Proposed Merger is estimated to be approximately $227 million ($288 million on a fully diluted basis). Purchaser intends to obtain all funds needed for the Offer and the Proposed Merger through a capital contribution or a loan from Parent. Parent plans to provide the funds for such capital contribution or loan from its available cash and working capital and pursuant to the Credit Agreement described below. At June 30, 1998, Parent had short-term cash and investments of approximately $138.6 million and working capital of approximately $152.9 million.

7. BACKGROUND OF THE OFFER; CONTACTS WITH THE COMPANY SINCE AUGUST 12, 1998

    The paragraph immediately following the letter dated August 11, 1998 on page 19 of the Offer to Purchase is deleted in its entirety.

    The following paragraphs are added and inserted after the first full paragraph of page 20 of the Offer to Purchase:

    On August 12, 1998, the Company issued a press release urging its stockholders to take no action with respect to the Offer until the Company Board made its recommendation.

    On August 14, 1998, Dr. Rhines telephoned Mr. Keith R. Lobo, President, Chief Executive Officer and director of the Company. Dr. Rhines stated that, even if the outstanding litigation between the companies were resolved, Parent would still desire to enter into discussions with the Company regarding the Proposed Acquisition. Dr. Rhines emphasized that Parent's interest in the transaction stems from the strategic benefits of the Proposed Acquisition to the employees, stockholders and customers of both companies. Mr. Lobo stated that he would convey Dr. Rhines' position to the Company Board.

    On August 20, 1998, Parent filed Premerger Notification and Report Forms under the HSR Act with the FTC and the Antitrust Division.

    On August 20, 1998, Parent filed definitive agent designation materials with the Commission and commenced solicitation of Agent Designations.

    On August 24, 1998, the Company issued a press release and filed a Schedule 14D-9 in which the Company rejected the Offer and recommended that the stockholders of the Company not tender their shares to Parent and Purchaser pursuant to the Offer. The reasons given by the Company included that the Offer was inadequate and not in the best interests of the Company's stockholders, that the Offer did not fully reflect the long-term value of the Company, and that stockholder interests would be better served by the Company continuing to pursue its business plan. The Company also announced that the Company Board amended certain provisions of the Company's Bylaws and authorized certain amendments to the Rights Agreement. The amendment to the Company's Bylaws provide that the Company Board shall, upon the receipt of requests from at least 10% of the stockholders, set a date for any meeting of not less than 90 days nor more than 100 days after the receipt and determination by the Company of the validity of such requests. The amendments to the Rights Agreement include removal of the so-called "dead-hand" provisions that required concurrence of the Continuing Directors to undertake certain actions and the addition of a prohibition on the redemption or exchange of the Rights or any amendment to the Rights Agreement for a period of 180 days following an annual or special meeting at which a majority of the

Company Board is elected, if such redemption, exchange or amendment is reasonably likely to facilitate a change in control transaction with any person or entity who proposed, nominated or supported a director elected at such annual or special meeting.

    On August 24, 1998, Parent issued a press release responding to the Company's Schedule 14D-9 and reiterating its commitment to completing the Proposed Acquisition. Parent stated that the Company's rejection of the Offer was unjustifiable in light of the 51.6% premium the Offer Price represented over the Company's closing price the day before the Offer was announced and the fact that the Offer Price is approximately forty times First Call consensus estimates for the Company in 1999. Parent noted that the Company had repriced 1.546 million stock options in June 1998 to $7.44 per share. Parent further stated that the actions of the Company--including rejection of the Offer, and the amendments to the Company's Bylaws and the Rights Agreement--were unreasonable and served to entrench management rather than deliver value to the Company's stockholders.

    On August 25, 1998, Parent and Purchaser filed an Amended Verified Complaint in the Court of Chancery of the State of Delaware challenging the effectiveness of the amendments to the Company's Bylaws and the Rights Agreement purportedly adopted by the Company Board on August 21, 1998 on the grounds that such amendments constitute an inequitable manipulation of the corporate machinery, an unreasonable response to the Offer and to Parent's solicitation of agent designations, and an unjustified interference with the voting rights of the Company's stockholders.

    On August 25, 1998, the Company filed an Answer and Counterclaims for Injunctive and Other Relief for Violation of Federal Securities Laws with the United States District Court for the District of Delaware. In its counterclaims, the Company contends (i) that the Offer and Proposed Merger are a result of the ongoing patent litigation between Parent and the Company and (ii) that the materials filed by Parent and Purchaser with the Commission in connection with the Offer and Parent's solicitation of agent designations contain materially false and misleading statements and omissions in violation of Sections 14(a), 14(d) and 14(e) of the Exchange Act. The Company seeks an injunction requiring Parent and Purchaser to correct its filings and prohibiting Parent and Purchaser from taking various actions in connection with the Offer or Parent's solicitation of agent designations.

    On August 26, 1998, Parent and Purchaser filed a First Amended Complaint with the United States District Court for the District of Delaware which includes claims that the Schedule 14D-9 filed by the Company with the Commission in response to the Offer contained false and misleading statements in violation of Sections 14(d) and 14(e) of the Exchange Act. Specifically, the amended complaint alleges that the Company made false and misleading statements regarding its financial condition and its purported justifications for rejecting the Offer. See "Section 10. Legal Proceedings" of this Supplement.

8. PURPOSE OF THE OFFER AND THE PROPOSED MERGER; PLANS FOR THE COMPANY

    The second full paragraph of page 22 of the Offer to Purchase is amended and restated in its entirety as follows:

    The provisions of Section 203 could impede the ability of Parent to effect the Proposed Merger promptly after consummation of the Offer. The Offer is conditioned on Purchaser being satisfied in its reasonable discretion that the restrictions on business combinations contained in Section 203 are inapplicable to the Proposed Merger (as a result of action by the Company Board, the acquisition by Purchaser of a sufficient number of Shares, or otherwise). See this "Section 11. Purpose of the Offer and the Proposed Merger; Plans for the Company" and "Section 14. Certain Conditions of the Offer."

9. CERTAIN CONDITIONS OF THE OFFER

    The section entitled "Section 14. Certain Conditions of the Offer" beginning on page 24 of the Offer to Purchase is amended and restated in its entirety as follows:

    Notwithstanding any other provision of the Offer, and in addition to (and not in limitation of) Purchaser's rights to extend and amend the Offer at any time, in its reasonable discretion, Purchaser shall not be required to accept for payment or pay for any Shares tendered pursuant to the Offer, and may terminate or amend the Offer and may postpone the acceptance for payment of and payment for, Shares tendered, if (i) any one or more of the Minimum Condition, the Rights Condition, the Section 203 Condition and the HSR Condition shall not have been satisfied or (ii) at any time on or after August 12, 1998, and prior to the Expiration Date, any of the following conditions shall exist:

        (a) there shall have been threatened, instituted or be pending any action or proceeding before any court or governmental, administrative or regulatory authority or agency, domestic or foreign (each, a "Governmental Entity"), or by any other person, domestic or foreign, before any court or Governmental Entity, (i) challenging or seeking to, or which is reasonably likely to, make illegal, materially delay or otherwise directly or indirectly restrain or prohibit or seeking to, or which is reasonably likely to, impose voting, procedural, price or other requirements, including any such requirements under California law, in addition to those required by federal securities laws and the DGCL (each as in effect on the date of this Offer to Purchase), in connection with the making of the Offer, the acceptance for payment of, or payment for, any Shares by Purchaser or any other affiliate of Parent or the consummation by Purchaser or any other affiliate of Parent of the Proposed Merger or other business combination with the Company, or seeking to obtain material damages in connection therewith; (ii) seeking to prohibit or limit materially the ownership or operation by the Company, Parent or any of their respective subsidiaries of all or any material portion of the business or assets of the Company, Parent or any of their respective subsidiaries, or to compel the Company, Parent or any of their respective subsidiaries to dispose of or hold separate all or any material portion of the business or assets of the Company, Parent or any of their respective subsidiaries; (iii) seeking to impose or confirm limitations on the ability of Parent and its subsidiaries, including Purchaser, to exercise effectively full rights of ownership of any Shares (including the Rights associated with Shares), including, without limitation, the right to vote any Shares acquired by Purchaser pursuant to the Offer or otherwise on all matters properly presented to the Company's stockholders; (iv) seeking to require divestiture by Parent and its subsidiaries, including Purchaser, of any Shares; (v) seeking any material diminution in the benefits expected to be derived by Parent, Purchaser or any other affiliate of Parent as a result of the transactions contemplated by the Offer or the Proposed Merger or any other similar business combination with the Company; (vi) otherwise directly or indirectly relating to the Offer or which otherwise, in the reasonable judgment of Purchaser, might materially adversely affect the Company or Purchaser or any other affiliate of Parent or the value of the Shares; or (vii) which otherwise, in the reasonable judgment of Purchaser, is likely to materially adversely affect the business, operations (including, without limitation, results of operations), properties (including, without limitation, intangible properties), condition (financial or otherwise), assets or liabilities (including, without limitation, contingent liabilities) or prospects of either the Company or any of its subsidiaries or Parent or any of its subsidiaries, including Purchaser;

        (b) there shall have been any action taken, or any statute, rule, regulation, legislation, interpretation, judgment, order or injunction enacted, entered, enforced, promulgated, amended, issued or deemed applicable to (i) Parent, Purchaser, the Company or any subsidiary or affiliate of Parent or the Company or (ii) the Offer or the Proposed Merger or other business combination by Purchaser or Parent or any affiliate of Parent with the Company, by any legislative body, court, government or governmental, administrative or regulatory authority or agency, domestic or foreign, other than the routine application of the waiting period provisions of the HSR Act to the Offer or the Proposed Merger, which, in the reasonable judgment of Purchaser, is likely to result, directly or indirectly, in any of the consequences referred to in clauses (i) through (vii) of paragraph
    (a) above;

        (c) there shall have occurred any change, condition, event or development that, in the reasonable judgment of Purchaser, is or is likely to be materially adverse to the business, operations (including, without limitation, results of operations), properties (including, without limitation, intangible properties), condition (financial or otherwise), assets or liabilities (including, without limitation, contingent liabilities) or prospects of the Company or any of its subsidiaries;

        (d) there shall have occurred (i) any general suspension of, or limitation on prices for, trading in securities on the Nasdaq National Market, (ii) any decline, measured from the close of business on August 11, 1998, in the Standard & Poor's 500 Index by an amount in excess of 15%,
    (iii) any material adverse change in United States currency exchange rates or a suspension of, or limitation on, currency exchange markets, (iv) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (v) any limitation (whether or not mandatory) by any government or governmental, administrative or regulatory authority or agency, domestic or foreign, on, or other event that, in the reasonable judgment of Purchaser, might affect the extension of credit by banks or other lending institutions, (vi) a commencement of a war or armed hostilities or other national or international calamity directly or indirectly involving the United States or (vii) in the case of any of the foregoing existing on August 11, 1998, a material acceleration or worsening thereof;

        (e) the Company or any of its subsidiaries, joint ventures or partners or other affiliates shall have, directly or indirectly, (i) split, combined or otherwise changed, or authorized or proposed a split, combination or other change of, the Shares or its capitalization (other than by redemption of the Rights in accordance with their terms as such terms have been publicly disclosed prior to the date of this Offer to Purchase), (ii) acquired or otherwise caused a reduction in the number of, or authorized or proposed the acquisition or other reduction in the number of, outstanding Shares or other securities (other than as aforesaid), (iii) issued or sold, or authorized or proposed the issuance, distribution or sale of, additional Shares (other than the issuance of Shares under option prior to the date of this Offer to Purchase, in accordance with the terms of such options as such terms have been publicly disclosed prior to the date of this Offer to Purchase), shares of any other class of capital stock, other voting securities or any securities convertible into, or rights, warrants or options, conditional or otherwise, to acquire, any of the foregoing, (iv) declared or paid, or proposed to declare or pay, any dividend or other distribution, whether payable in cash, securities or other property, on or with respect to any shares of capital stock of the Company (other than in the event the Rights are redeemed, the price of redemption thereof), (v) altered or proposed to alter any material term of any outstanding security (including the Rights) other than to amend the Rights Agreement to make the Rights inapplicable to the Offer and the Proposed Merger, (vi) incurred any debt other than in the ordinary course of business or any debt containing burdensome covenants, (vii) authorized, recommended, proposed or entered into an agreement, agreement in principle or arrangement or understanding with respect to any merger, consolidation, liquidation, dissolution, business combination, acquisition of assets, disposition of assets, release or relinquishment of any material contractual or other right of the Company or any of its subsidiaries or any comparable event not in the ordinary course of business, (viii) authorized, recommended, proposed or entered into, or announced its intention to authorize, recommend, propose or enter into, any agreement, arrangement or understanding with any person or group that, in the reasonable judgment of Purchaser, could adversely affect either the value of the Company or any of its subsidiaries, joint ventures or partnerships or the value of the Shares to Parent or Purchaser, (ix) entered into or amended any employment, change in control, severance, executive compensation or similar agreement, arrangement or plan with or for the benefit of any of its employees, consultants or directors, or made grants or awards thereunder, other than in the ordinary course of business or entered into or amended any agreements, arrangements or plans so as to provide for increased or accelerated benefits to any such persons, (x) except as may be required by law, taken any action to terminate or amend any employee benefit plan (as defined in Section 3(2) of the Employee Retirement Income Security Act of 1974, as amended) of the Company or any of its subsidiaries, or Purchaser shall have become aware of any such action that was not disclosed in publicly available filings prior to the date of this Offer to Purchase, or (xi) amended or authorized or proposed any amendment to the Company's Articles of Incorporation or Bylaws, or Purchaser shall have become aware that the Company or any of its subsidiaries shall have proposed or adopted any such amendment that was not disclosed in publicly available filings prior to the date of this Offer to Purchase;

        (f) a tender or exchange offer for any Shares shall have been made or publicly proposed to be made by any other person (including the Company or any of its subsidiaries or affiliates), or it shall have been publicly disclosed or Purchaser shall have otherwise learned that (i) any person, entity (including the Company or any of its subsidiaries) or "group" (within the meaning of Section 13(d)(3) of the Exchange Act) shall have acquired or proposed to acquire beneficial ownership of more than 5% of any class or series of capital stock of the Company (including the Shares), through the acquisition of stock, the formation of a group or otherwise, or shall have been granted any right, option or warrant, conditional or otherwise, to acquire beneficial ownership of more than 5% of any class or series of capital stock of the Company (including the Shares), other than acquisitions for bona fide arbitrage purposes only and other than as disclosed in a
    Schedule 13G on file with the Commission prior to the date of this Offer Purchase, (ii) any such person, entity or group that prior to the date of this Offer to Purchase had filed such a Schedule 13G with the Commission has acquired or proposes to acquire, through the acquisition of stock, the formation of a group or otherwise, beneficial ownership of 1% or more of any class or series of capital stock of the Company (including the Shares), or shall have been granted any right, option or warrant, conditional or otherwise, to acquire beneficial ownership of 1% or more of any class or series of capital stock of the Company (including the Shares), other than for bona fide arbitrage purposes, (iii) any person or group shall have entered into a definitive agreement or an agreement in principle or made a proposal with respect to a tender offer or exchange offer or a merger, consolidation or other business combination with or involving the Company or
    (iv) any person shall have filed a Notification and Report Form under the HSR Act (or amended a prior filing to increase the applicable filing threshold set forth therein) or made a public announcement reflecting an intent to acquire the Company or any subsidiary or significant assets of the Company;

        (g) any required approval, permit, authorization or consent of any governmental authority or agency (including those described or referred to in "Section 15. Certain Legal Matters and Regulatory Approvals") shall not have been obtained on terms satisfactory to Purchaser in its reasonable discretion;

        (h) Parent or Purchaser shall have reached an agreement or understanding with the Company providing for termination of the Offer, or Parent, Purchaser or any other affiliate of Parent shall have entered into a definitive agreement or announced an agreement in principle with the Company providing for a merger or other business combination with the Company or the purchase of stock or assets of the Company;

        (i) (1) any material contractual right of the Company or any of its subsidiaries or affiliates shall be impaired or otherwise adversely affected or any material amount of indebtedness of the Company or any of its subsidiaries, joint ventures or partnerships shall become accelerated or otherwise become due before its stated due date, in either case, with or without notice or the lapse of time or both, as a result of the transactions contemplated by the Offer or the Proposed Merger or (2) any covenant, term or condition in any of the Company's or any of its subsidiaries', joint ventures' or partnerships' instruments, licenses, or agreements is or may be materially adverse to the value of the Shares in the hands of Purchaser (including, but not limited to, any event of default that may ensue as a result of the consummation of the Offer or the Proposed Merger or the acquisition by Parent of control of the Company); or

        (j) Purchaser shall have determined in its reasonable discretion that
    Section 2115 of the California General Corporation Law (the "CGCL") applies to the Offer or the Proposed Merger;

which, in the reasonable judgment of Parent or Purchaser in any such case, and regardless of the circumstances (including any action or inaction by Parent or Purchaser or any of their affiliates) giving rise to any such condition, makes it inadvisable to proceed with such acceptance for payment.

    The foregoing conditions are for the sole benefit of Parent and Purchaser and may be asserted by Parent or Purchaser regardless of the circumstances giving rise to any such condition or may be waived by Parent or Purchaser in whole or in part at any time and from time to time in their reasonable discretion. The failure by Parent or Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right; the waiver of any such right with respect to particular facts and other circumstances shall not be deemed a waiver with respect to any other facts and circumstances; and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time.

10. LEGAL PROCEEDINGS

    The following paragraphs are added and inserted after the first full paragraph of page 33 of the Offer to Purchase:

    On August 13, 1998, a purported class action complaint, SHAPIRO V. ANTLE, ET AL., C.A. NO. 16588, was filed in the Court of Chancery of the State of Delaware against the Company and the Company Board. On August 25, 1998, two additional purported class action complaints were filed in the Court of Chancery, YASSIN V. QUICKTURN DESIGN SYSTEMS, INC., ET AL., C.A. NO. 16603 and BROWN V. QUICKTURN DESIGN SYSTEMS, INC., ET AL., C.A. NO. 16604, respectively, asserting claims substantially identical to those brought in the SHAPIRO action. All three actions purport to be brought on behalf of the stockholders of the Company and allege that the Company Board has refused to adequately consider Parent's proposal to acquire the Company and that the Company Board has declined to redeem the Rights Agreement in an attempt to entrench themselves in violation of their fiduciary duty to the Company's stockholders. Each action seeks an injunction requiring the Company Board to (i) consider any and all acquisition proposals and maximize stockholder value and (ii) redeem the Rights, as well as unspecified fees and costs.

    On August 25, 1998, Parent and Purchaser filed an Amended Verified Complaint in the Court of Chancery of the State of Delaware challenging the effectiveness of the amendments to the Company's Bylaws and the Rights Agreement purportedly adopted by the Company Board on August 21, 1998 on the grounds that such amendments constitute an inequitable manipulation of the corporate machinery, an unreasonable response to the Offer and to Parent's solicitation of agent designations, and an unjustified interference with the voting rights of the Company's stockholders.

    On August 25, 1998, the Company filed an Answer and Counterclaims for Injunctive and Other Relief for Violation of Federal Securities Laws with the United States District Court for the District of Delaware. In its counterclaims, the Company contends (i) that the Offer and Proposed Merger are a result of the ongoing patent litigation between Parent and the Company and (ii) that the materials filed by Parent and Purchaser with the Commission in connection with the Offer and Parent's solicitation of agent designations contain materially false and misleading statements and omissions in violation of Sections 14(a), 14(d) and 14(e) of the Exchange Act. The Company seeks an injunction requiring Parent and Purchaser to correct its filings and prohibiting Parent and Purchaser from taking various actions in connection with the Offer or Parent's solicitation of agent designations.

    On August 26, 1998, Parent and Purchaser filed a First Amended Complaint with the United States District Court for the District of Delaware which includes claims that the Schedule 14D-9 filed by the Company with the Commission in response to the Offer contained false and misleading statements in violation of Sections 14(d) and 14(e) of the Exchange Act. Specifically, the amended complaint alleges that the Company made false and misleading statements regarding its financial condition and its purported justifications for rejecting the Offer.

11. SCHEDULES

    The following paragraph is added and inserted after the first full paragraph under "Other Information" of Schedule II of the Offer to Purchase:

    Parent beneficially owns, directly or indirectly, an aggregate of 791,500 Shares, including the 100 Shares held of record by Purchaser and the Shares issuable upon exercise of the Warrant described below (representing 4.4% of the Shares outstanding as of July 31, 1998, according to the Company's Form 10-Q for the quarter ended June 30, 1998). Parent is the holder of a warrant to acquire 200,000 shares of Company Common Stock at an exercise price of $30.00 per share (the "Warrant"). The Warrant was issued on February 28, 1992 in connection with the sale by Parent to the Company of a patent covering certain emulation technology and related assets and expires on February 27, 2000. Parent and the Company entered into a registration rights agreement on February 28, 1992 which provides for the registration of the shares issuable upon exercise of the Warrant at such time as the Company proposes to register any of its stock or other securities under the Securities Act, subject to certain limitations set forth therein. While Parent may beneficially own the Shares issuable upon exercise of the Warrant, Parent does not intend to exercise the Warrant because the exercise price of $30.00 per share far exceeds the current market value of the Shares.

12. MISCELLANEOUS

    NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION ON BEHALF OF PARENT OR PURCHASER NOT CONTAINED IN THIS SUPPLEMENT, THE OFFER TO PURCHASE OR IN THE LETTER OF TRANSMITTAL, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED.

    Parent and Purchaser have filed with the Commission amendments to the
Schedule 14D-1 furnishing certain additional information with respect to the Offer, and may file further amendments thereto. The Schedule 14D-1 and any and all amendments thereto, including exhibits, may be inspected at, and copies may be obtained from, the same places and in the same manner as set forth in "Section 7. Certain Information Regarding the Company" of the Offer to Purchase, except that they will not be available at the regional offices of the Commission.

    Except as modified by this Supplement and any amendments to the Schedule 14D-1, the terms and conditions set forth in the Offer to Purchase remain applicable in all respects to the Offer, and this Supplement should be read in conjunction with the Offer to Purchase.

August 27, 1998                                                    MGZ Corp.

    Facsimile copies (with manual signatures) of the Letter of Transmittal will be accepted. The Letter of Transmittal and certificates for Shares and any other required documents should be sent or delivered by each stockholder of the Company or such stockholder's broker, dealer, commercial bank, trust company or other nominee to the Depositary at one of the addresses set forth below:

                        THE DEPOSITARY FOR THE OFFER IS:

                       IBJ SCHRODER BANK & TRUST COMPANY

          BY MAIL:                     BY FACSIMILE:              BY HAND OR OVERNIGHT
                                                                        DELIVERY:
         P.O. Box 84                  (212) 858-2611                One State Street
    Bowling Green Station       Attn: Reorganization Dept.      New York, New York 10004
New York, New York 10274-0084                                  Attn: Reorganization Dept.
 Attn: Reorganization Dept.                                   Securities Processing Window
                                                                          SC-1
                               CONFIRM RECEIPT OF FACSIMILE
                                       BY TELEPHONE:
                                      (212) 858-2103

    Any questions or requests for assistance or additional copies of the Offer to Purchase, this Supplement and the related Letter of Transmittal, and other tender offer materials, may be directed to the Dealer Manager or the Information Agent at their respective addresses and telephone numbers listed below. Stockholders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

                    THE INFORMATION AGENT FOR THE OFFER IS:

                        [MACKENZIE PARTNERS, INC. LOGO]

                                156 Fifth Avenue
                            New York, New York 10010
                         (212) 929-5500 (call collect)
                                       or
                         CALL TOLL-FREE (800) 322-2885
                      THE DEALER MANAGER FOR THE OFFER IS:
                              SALOMON SMITH BARNEY
                            Seven World Trade Center
                            New York, New York 10048